YHN ACQUISITION I LIMITED

2/F, Hang Seng Building

200 Hennessy Road, Wanchai

Hong Kong

Via Edgar

July 12, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	YHN Acquisition I Ltd (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-279308

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated July 8, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 filed on June 20, 2024. Contemporaneously, we are publicly filing an amendment to the Registration Statement on Form S-1 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 20, 2024

The Offering

Shareholder approval of, or tender offer in connection with, initial business combination, page 20

1.	We note your revisions in response to prior comment 4, however, your disclosure on pages 21, 110, and 133 of your registration statement still indicate that your officers, directors, initial shareholders, and their affiliates could make purchases in the open market or in private transactions to influence the vote on the initial business combination. It is unclear how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The disclosure on pages 21, 49, 59, 110, 126 and 134 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Redemption rights, page 22

2.	We note your revisions in response to prior comment 5 removing any reference to an extension of your business combination deadline. Please reconcile those revisions with your statement on page 34 that you might be required to extend the time period to complete a business combination if any PRC government actions cause a significant delay in your ability to consummate an initial business combination. Please clarify whether and how you may extend the time period to consummate a business combination beyond 18 months and, if so, confirm whether shareholders may redeem their shares in connection with any extension proposal.

Response: The disclosure on page 35 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors Summary, page 25

3.	We acknowledge your revised disclosure in response to prior comment 7. Please further revise your disclosure to provide cross references with page numbers where the more detailed discussion of each risk may be found in the risk factors section.

Response: The disclosure on page 26 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

General

4.	We note your revision in response to prior comment 6 on page 22 indicating that shareholders may seek to convert their shares even if they abstain from voting. For consistency, please revise to clarify throughout your registration statement where you discuss shareholder voting and redemption rights.

Response: The disclosure on pages 9, 20, 47, 109 and 111 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Satoshi Tominaga
YHN Acquisition I Limited
Chief Executive Officer